FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: May 21, 2007

Genesis Lease Limited

(Exact Name of registrant as specified in its charter)

Roselawn House
University Business Complex
National Technology Park
Limerick, Ireland
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes               No

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                            .

At the Annual General Meeting of the holders (‘‘Shareholders’’) of common shares of Genesis Lease Limited (the ‘‘Company’’) held on May 21, 2007, Shareholders approved the following:

•	The election of each of the following directors to hold office until the next Annual General Meeting of the Company or otherwise pursuant to the Company’s bye-laws:

	Votes in Favor	Votes Against	Abstentions
John McMahon	20,727,097	477,020	20,240
Niall Greene	19,698,392	1,499,950	21,240
Kenneth Holden	19,584,489	1,614,353	20,865
David C. Hurley	20,665,892	538,360	22,080
Andrew L. Wallace	21,180,042	17,510	21,630

•	The appointment of KPMG, KPMG of Dublin, Ireland as the Company’s independent auditors and authorization for the Board of Directors of the Company to determine the auditors’ remuneration.

Votes in Favor	Votes Against	Abstentions
21,137,749	9,985	39,480

The following documents regarding the Company’s Annual General Meeting, which are attached as exhibits hereto, are incorporated by reference herein:

Exhibit	Title
99.1	Notice of Annual General Meeting to Shareholders, including Form of Proxy
99.2	Notice of Annual General Meeting to Holders of American Depositary Receipts
99.3	Voting Card for Holders of American Depositary Receipts

This report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (Reg. No. 333-142386), filed with the Securities and Exchange Commission on April 26, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genesis Lease Limited (Registrant)

Date: May 21, 2007	By:	/s/ John McMahon
John McMahon Chairman, President and Chief Executive Officer